SembCorp Industries

04045033

Rule 12g3-2(b) File No. 825109

13 September 2004

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSING
RECEIVED
SEP 22 2004
SEC MAIL

Dear Sirs

SembCorp Industries Ltd
Rule 12g3-2(b) file No. 825109

The enclosed is the announcement submitted to the Singapore Exchange Securities Trading Limited being furnished to the Securities and Exchange Commission (the "SEC") on behalf of SembCorp Industries Ltd (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully

Linda Hoon Siew Kin
Group Company Secretary

dw 9/27

Enc

PROCESSED
SEP 28 2004
THOMSON FINANCIAL

C:jesstan/MasnetAnn/SECltr

SEMBCORP INDUSTRIES LTD

SEMBENVIRO TAKES UP 25% STAKE IN JOINT VENTURE WITH SHANGHAI ENVIRONMENT INVESTMENT

SEMBENVIRO TAKES UP 25% STAKE IN JOINT VENTURE WITH SEI AND PENETRATES CHINA' S US$10 BILLION WASTE MANAGEMENT MARKET

- Singapore's SembEnviro scores a first as the premier foreign company to participate in Shanghai's municipal waste management market

Singapore - SembCorp Environmental Management Pte Ltd, (SembEnviro) a wholly owned subsidiary of SembCorp Industries, today entered into an in-principle joint venture agreement with Shanghai Environment Investment (SEI) to take a 25% stake in a new JV company, undertaking various waste management projects already in construction in the city, with further plans for acquisitions of existing waste collection companies. SembEnviro's investment in the JV is expected to be S$47 million (RMB225 million). The JV operations will eventually support some 7,000 staff.

SEI, the largest state-owned enterprise within the Shanghai Municipal Environment & Sanitation Administration Bureau, is set to command more than 60% of the waste management market in Shanghai, estimated to be worth about US$400 million.

SembEnviro, together with SEI, will pioneer the privatisation of the waste management market in Shanghai. Through the JV, SEI and SembEnviro will develop the entire waste management value chain encompassing waste collection, transfer stations and treatment facilities such as incineration plants and mechanical biological treatment plants. This collaboration opens up opportunities for the JV company to penetrate other cities in China, namely Beijing.

For the past 1 ½ years, SembEnviro has been working closely with SEI through its existing JV, Shanghai SembEnviro Reliance, and through this JV, both have demonstrated that they can work together successfully in a win-win partnership covering Pudong area in the industrial and commercial solid waste services.

Shanghai, with a population of 14 million, only began corporatising its municipal waste collection business on 30th June 2004. The city is pioneering these efforts in 18 districts throughout Shanghai, involving 16,000 tonnes of municipal solid waste per day.

Said Ms Loh Wai Kiew, President & CEO of SembEnviro: "We feel very honoured to be selected and singled out by SEI, a prominent state-owned enterprise, to work with them. We have come a long way and learnt the hard way in our privatisation of SEMAC, now known as SembWaste, four years ago. We are pleased to lend our experience in commercialisation and to share our strategy on the 3P partnership programme involving the public, private and people to harness greater success. This is

indeed a milestone for SembEnviro as we now will assist in the acceleration and commercialisation of Shanghai's waste management business. This entails 7 transfer stations, 3 incineration plants, 1 landfill and 2 mechanical biological treatment facilities and the acquisition of 6 waste collection companies. In the longer term, we look forward to the JV opening the door for us to China's booming waste management market estimated at US$10 billion."

Mr Jin Ji Chang, Chairman of SEI said, "This joint venture will be a win-win collaboration for both SEI and SembEnviro. SembEnviro has vast expertise in the commercialisation, operations and management of the waste management industry. Their innovative spirit and successes in Singapore make them a very suitable partner for us. Corporatisation of the waste industry is just about to begin in Shanghai and we can certainly benefit a lot from SembEnviro's wealth of experience. We are very confident that the collaboration with Singapore's SembEnviro will be very successful."

SembEnviro will finalise due diligence in 2 – 3 months. Details of the final price consideration together with the financial impact on SembCorp Industries will be announced thereafter.

Official Opening of SembEnviro's Representative Office in Shanghai

On 13 September 2004, SembEnviro officially opened its representative office in Shanghai. Mr Wong Kok Siew, Deputy Chairman & CEO of SCI, together with Mr Chia Tuck Keong, Consul General of Singapore, jointly unveiled the SembEnviro logo at the Hotel Equatorial ahead of the Joint Venture Signing Ceremony between SembEnviro and SEI. The representative office is located at Raffles City in Xi Zang Middle Road.

- end -

About SembEnviro

SembEnviro is the largest Asian environmental services company serving 5 countries in Asia with presence in 17 cities. It offers total integrated environmental management solutions including collection and post collection of waste, recycling and recovery, waste-to-energy, industrial and commercial cleaning and cleansing, environmental consultancy & technology, conversion technologies and industrial biological treatment. SembEnviro owns a stake in SITA Environmental Solutions, the second largest waste management company in Australia with operations in Sydney, Perth, Brisbane, Adelaide, Canberra and Melbourne.

In China, SembEnviro has a 60 per cent stake in Shanghai SembEnviro Reliance which is the second largest privately-owned industrial and commercial waste management services company in Pudong, Shanghai while in Malaysia, SembEnviro is engaged in the biomass waste-to-energy business in partnership with Consolidated Plantations, a Sime Darby subsidiary.

In India, SembEnviro holds a 51 per cent stake in SembRamky which is in the business of medical waste management. SembRamky has medical treatment facilities and business in 8 cities namely

Hyderabad, Bangalore, Ludhiana, Howrah, Ahmedabad, Ghaziabad, Mumbai and Chennai.

SembEnviro's Experience in the Privatisation of SEMAC (now known as SembWaste)

SEMAC, formerly owned by the Ministry of the Environment was the solid waste management company for the whole of Singapore. It was corporatised in 1996 and was wholly owned by Temasek Holdings Ltd, the Government's investment arm, till 1999. The focus of the corporatised entity was on operational efficiency.

In 2000, SembEnviro acquired corporatised SEMAC and renamed it SembWaste. In privatising the company, the key focus was re-engineering the company for commercial values. Many programmes and initiatives were implemented including re-training and upgrading of staff, creating productivity gains, fleet management, development of IT initiatives and new technologies, introduction of 3P partnership, and bundling of services, for the company to compete with international players globally as well as in Asia.

About Shanghai Environment Investment (SEI)

SEI was established in June 2003 with a registered capital of RMB480 million. It is in the business of investing, developing, operating and managing environmental infrastructure projects such as incineration plants, landfills, mechanical biological treatment facilities and transfer stations.

SEI is owned by seven shareholders namely, Shanghai Zhenhuan Industrial Corporation, China National Environmental Protection Co., Ltd, Shanghai Dasheng Holdings Co., Ltd, Shanghai AJ Trust & Investment Co., Ltd, Hong Kong Wai Kee Group, Shanghai Waste Disposal Co., Ltd and Shanghai Dazhong Public Utilities (Group) Co., Ltd.

Shanghai Zhenhuan Industrial Corporation, a key shareholder of SEI, is a state-owned enterprise under the Shanghai Municipal Environment & Sanitation Administration Bureau, covering multiple industries and regions, involving technology, industry and trading. The Corporation has invested and built up the Shanghai Jiangqiao Municipal Waste Incineration Plant, one of the largest in China and established a municipal waste transfer station in Chongming island.

For press enquiries, please contact:

Tay Poh Choo (Ms)
Vice President
Corporate Relations
SembCorp Environmental Management
Tel: (65) 6228 2578
Mobile: 9739 0290
Fax: (65) 6323 4598
Email: pohchoo.tay@sembenviro.com

Letchimi Palanisamy (Ms)
Assistant Manager

Corporate Relations
SembCorp Environmental Management
Tel: (65) 6228 2518
Fax: (65) 6323 4598
Mobile: 9478 4115
Email: letchimi.p@sembenviro.com

Submitted by Linda Hoon Siew Kin, Group Company Secretary on 13/09/2004 to the SGX